Rule 12g3-2(b) File No. 82/5168

02 JUL 23

orange

Siège Social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone: +33 1 44 44 32 36/39
Facsimile: +33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

02042758

4 July 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

SUPPL

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dw 7/23

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - Press release dated 2 July 2002, "Orange acquires stake in Mobinil from France Telecom – Egyptian acquisition in line with IPO intention"
- Press release dated 2 July 2002, "Orange acquiert la participation de France Telecom dans Mobinil – Cette acquisition en Eqypte s'inscrit dans le cadre des projets évoqués lors de l'introduction en bourse d'Orange"

Société Anonyme au capital de 4.814.562.890€ - RCS Paris 398 356 792

orange

ORANGE ACQUIRES STAKE IN MOBINIL FROM FRANCE TELECOM
Egyptian acquisition in line with IPO intention

London. 2 July 2002. Orange SA, one of the world's largest mobile communications companies, today announced that it has agreed to acquire the 71.25 per cent stake in the Egyptian operation MobiNil Telecommunications S.A.E. (MobiNil) currently owned by France Telecom. This is in line with the intention expressed at the time of the IPO of Orange in February 2001. The addition of Egypt means Orange will have operations in 22 countries across Europe and beyond.

Orange will acquire joint control of MobiNil with Orascom Telecom Holding S.A.E. as its partner. MobiNil owns 51 per cent of Egyptian Company for Mobile Services (ECMS). ECMS was formed in 1998 and awarded its GSM900 licence the same year. ECMS markets its services under several brands including MobiNil, Moga and Alo. With 2.10 million active subscribers at 31 March 2002, ECMS is Egypt's number one provider of wirefree services. In the year ended 31 December 2001, ECMS recorded consolidated revenue of E£2,320 million (€507 million at E£4.58:€1), EBITDA of E£1,065 million (€233 million) at a margin of 45.9 per cent, and net profit of E£341 million (€74 million). The transaction will have a significant positive impact on the Orange Rest of the World segment.

Commenting on the acquisition, Jean-Francois Pontal, CEO of Orange SA, said: "We are pleased to be adding ECMS to the Orange group, thereby expanding the Orange footprint to a country with almost 70 million inhabitants and adding a valuable asset to Orange's portfolio."

As part of the France Telecom group, ECMS is already an active participant in Orange's value creation teams and Orange's international division has been represented on the Board of Directors of ECMS since 2001. Orange believes that MobiNil can continue to deliver strong results in a currently under-penetrated market with exciting growth potential."

The consideration for the acquisition - which will be funded through Orange's existing shareholder loan facility with France Telecom - is €324 million in cash. The acquisition price values ECMS (on an enterprise value basis) at 6.3 x 2001 EBITDA. The conditions relating to the transaction have now been met and the acquisition is expected to become effective this month.

ends

Notes to Editors

Orange, **wirefree** and any other Orange product or service referred to in this release are trademarks of Orange. Orange is Europe's number two mobile operator by footprint. The addition of the Egyptian operation means Orange will have operations in 22 countries across Europe and beyond. As at the end of March 2002, Orange had over 12.7 million customers in the UK, 18.3 million in France and approximately 40.5 million controlled customers worldwide. Orange provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. Information about Orange can be found on the Orange website at www.orange.com

For more information please call the Orange media centre on +44 207 984 2000 or +44 7973 201 911

For enquiries regarding France Telecom, please call the France Telecom press office on +33 1 44 44 93 93

orange

ORANGE ACQUIERT LA PARTICIPATION DE FRANCE TELECOM DANS MOBINIL

Cette acquisition en Egypte s'inscrit dans le cadre des projets évoqués lors de l'introduction en bourse d'Orange

Londres/Paris. 2 juillet 2002. Orange SA, l'un des leaders mondiaux de téléphonie mobile, annonce aujourd'hui son accord pour l'acquisition de la participation de 71,25% dans l'opérateur égyptien MobilNil Telecommunications S.A.E. (MobiNil) détenue actuellement par sa maison-mère France Télécom. Cette opération avait été évoquée en février 2001, lors de l'introduction en bourse d'Orange. Grâce à cette acquisition, Orange est aujourd'hui présent dans 22 pays dans le monde.

Orange et son partenaire Orascom Telecom Holding S.A.E. contrôleront conjointement MobiNil, qui détient 51% de Egyptian Company for Mobile Services (ECMS). La création de ECMS remonte à 1998, année au cours de laquelle la société s'est vue attribuer une licence GSM900. ECMS commercialise ses services sous plusieurs marques, parmi lesquelles MobiNil, Moga et Alo. Avec 2,10 millions d'abonnés actifs au 31 mars 2002, ECMS est le premier fournisseur de services mobiles en Egypte. Pour l'exercice clos le 31 décembre 2001, ECMS a enregistré un chiffre d'affaires consolidé de 2.320 millions de livres égyptiennes (507 millions d'euros, au taux de 4,58 livres égyptiennes pour 1 euro), un EBITDA de 1.065 millions de livres égyptiennes (233 millions d'euros), une marge de 45,9 pour cent et un résultat net de 341 millions de livres égyptiennes (74 millions d'euros). Cette opération se traduira par une augmentation significative du nombre de clients du segment Orange Reste du Monde.

Commentant cette acquisition, Jean-François Pontal, PDG d'Orange SA, a déclaré : « Nous sommes heureux de voir ECMS rejoindre le groupe Orange. Cette

opération permet de renforcer l'assise d'Orange dans un pays comptant près de 70 millions d'habitants, et d'ajouter au portefeuille du groupe un actif de valeur ».

« ECMS, qui faisait déjà partie du groupe France Télécom, collabore d'ores et déjà activement avec les équipes créatrices de valeur d'Orange. La division internationale d'Orange siège au Conseil d'administration de ECMS depuis 2001. Orange est convaincu que MobiNil peut continuer à afficher des résultats solides dans un marché où le taux de pénétration est encore faible, et qui recèle un potentiel de croissance élevé.»

Le prix de l'acquisition, qui sera versé en numéraire, s'élève à 324 millions d'euros, financés par la ligne de crédit existante accordée à Orange par France Télécom. Le prix de cette transaction correspond à une valorisation d'ECMS (en valeur d'entreprise) à 6,3 fois l'EBITDA 2001. Les conditions préalables à l'opération ayant été remplies, l'acquisition devrait être effective ce mois-ci.

Notes aux rédacteurs

Orange, **wirefree** et tout autre produit ou service d'Orange mentionné dans ce communiqué sont des marques déposées d'Orange. En termes de couverture géographique, Orange est le deuxième opérateur de téléphonie mobile en Europe. Grâce à l'acquisition de MobiNil, Orange est présent dans 22 pays à travers le monde. Fin mars 2002, Orange comptait plus de 12,7 millions de clients au Royaume-Uni, 18,3 millions en France et environ 40,5 millions de clients dans le monde, via des filiales contrôlées par le groupe. Orange propose une large gamme de services de télécommunications personnelles, parmi lesquels les services Orange GSM1800 et d'autres services de téléphonie mobile numérique. Pour de plus amples informations sur Orange, veuillez consulter son site Internet www.orange.com

Pour de plus amples informations, veuillez contacter le centre médias d'Orange au +44 207 984 2000 ou +44 7973 201 911

France Télécom Service de Presse : 01 44 44 93 93